UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sub: Outcome of Board Meeting – November 6, 2020

The Board of Directors of the Company at their meeting held today, have considered and approved the Unaudited Consolidated and Standalone Financial Results of the Company for the Second Quarter and Half Year ended September 30, 2020.

In this regard, please find enclosed herewith the following:

1.	The Unaudited Consolidated and Standalone Financial Results of the Company for the Second Quarter and Half Year ended September 30, 2020 (‘Financial Results’);

2.

Limited Review Report for Financial Results from our Statutory Auditors, M/s S.R. Batliboi & Co., LLP Chartered Accountants in terms of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015;

3.	A Press Release in respect to the Financial Results;

4.	Investor Presentation on the Financial Results.

Further, the Board of Directors have approved the revised Insider Trading Prohibition Code of the Company. The revised Code shall be effective from November 6, 2020 and can be accessed on the website of the Company at www.vedantalimited.com.

Also, pursuant to Regulation 30 of Listing Regulations read with Clause (7B) of Para A of Part A of Schedule III of the said Regulations, we wish to inform you that Ms. Lalita D. Gupte has stepped down from her post of Non-Executive Independent Director of the Company from the close of business hours on Friday, November 6, 2020 to balance her work and other family commitments.

Further, Ms. Gupte has confirmed to the Company that there are no other material reasons for her resignation other than those which are mentioned above.

The Board of Directors at the meeting held today have taken note of the same.

The Board placed on record its appreciation for the contributions made by Ms. Gupte during her tenure with the Company.

We request you to kindly take the above information on record.

Forward looking statement:

In addition to historical information, this Form 6K and the exhibits included herein contain forward-looking statements within the meaning of Section 27A of the Securities Act, of 1933, as amended, and Section 21E of the Securities Exchange Act, 1934, as amended. The forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20F dated September 15, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s analysis only as of the date of the exhibits to this Form 6K. In addition, you should carefully review the other information in our Annual Report and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC’website,www.sec.gov.

Exhibits

99.1	The Unaudited Consolidated and Standalone Financial Results of the Company for the Second Quarter and Half Year ended September 30, 2020 (‘Financial Results’);

99.2

Limited Review Report for Financial Results from our Statutory Auditors, M/s S.R. Batliboi & Co., LLP Chartered Accountants in terms of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015;

99.3	A Press Release in respect to the Financial Results;

99.4	Investor Presentation on the Financial Results.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2020

VEDANTA LIMITED

By:	/s /Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer